Exhibit (a)(5)(7)

(Stock Code: 8282)
30 April 2007
To the Independent Shareholders (including ADS Holders) and the Optionholders
Dear Sir or Madam,
PROPOSED PRIVATISATION OF
TOM ONLINE INC. BY TOM GROUP LIMITED
BY WAY OF A SCHEME OF ARRANGEMENT
(UNDER SECTION 86 OF THE COMPANIES LAW
OF THE CAYMAN ISLANDS)
AT THE PRICE OF HK$1.52 PER SCHEME SHARE
(INCLUDING SCHEME SHARES UNDERLYING ADSs)
       We refer to the document of even date jointly issued by TOM Online Inc. and TOM Group Limited (the “Scheme Document”) of which this letter forms part. Terms defined in the Scheme Document shall have the same meanings in this letter unless the context otherwise requires.
      We have been appointed by the Board as the Independent Board Committee to give a recommendation to the Independent Shareholders (including ADS Holders) and the Optionholders in respect of the Share Proposal and the Option Proposal respectively.
      Having considered the terms of the Share Proposal and taking into account the advice of ING, in particular the factors, reasons and recommendations as set out in the letter from ING in Part VI of the Scheme Document, we consider that the terms of the Share Proposal are fair and reasonable so far as the Independent Shareholders (including ADS Holders) are concerned. Accordingly, we recommend that the Independent Shareholders (including ADS Holders) vote in favour of the Scheme to be considered at the Court Meeting and the special resolution to be proposed at the EGM to approve the capital reduction, increase in share capital and issuance of new Shares in connection with the Share Proposal.
      Having considered the terms of the Option Proposal and taking into account the advice of ING, in particular the factors, reasons and recommendations as set out in the letter from ING in Part VI of the Scheme Document, we consider that the terms of the Option Proposal are fair and reasonable so far as the Optionholders are concerned. Accordingly, we recommend that the Optionholders accept the Option Proposal if the Outstanding TOM Online Share Options are not exercised on or prior to the Record Date.
      The Independent Board Committee draws the attention of the Independent Shareholders (including ADS Holders) and the Optionholders to (i) the section headed “3. Fairness” in “US Special Factors” set out in Part VII of the Scheme Document; (ii) the letter from the Board set out in Part IV of the Scheme

*	For identification purposes only

Document; (iii) the Explanatory Memorandum set out in Part VIII of the Scheme Document; and (iv) the letter from ING which sets out the factors and reasons taken into account in arriving at its recommendation to the Independent Board Committee set out in Part VI of the Scheme Document.
Yours faithfully,

KWONG Che Keung, Gordon	MA Wei Hua	LO Ka Shui
Independent Board Committee